SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             Rehabcare Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   759148109
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 415,225, which constitutes approximately 8.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 4,698,487 shares outstanding.
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1.  Name of Reporting Person:

    Connor, Clark & Company Ltd.

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Ontario, Canada


                5.   Sole Voting Power: -0-
Number of
Shares
Beneficially    6.   Shared Voting Power: 415,225
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0-
Person
With
                8.   Shared Dispositive Power: 415,225

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    415,225

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 8.8%


12. Type of Reporting Person: IA

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    Pursuant to Rule 13d-1(b)(2) of Regulation 13D-G of the General Rules
and Regulations under the Act, the undersigned hereby amends its Schedule 13G Statement dated February 14, 1995, as amended by Amendment No. 1 dated February 14, 1995, Amendment No. 2 dated February 14, 1995, Amendment No. 3 dated February 14, 1995, Amendment No. 4 dated February 7, 1996 and Amendment No. 5 dated January 10, 1997 (the "Schedule 13G"), relating to the Common Stock, par value $.01 per share, of Rehabcare Group, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13G.

Item 4.  Ownership.

    Item 4 is hereby amended in its entirety to read as follows:

         (a)-(b)

         The aggregate number of shares of the Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 415,225, which constitutes approximately 8.8% of the outstanding shares of the Stock.

         (c)

    The Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 415,225 shares of the Stock.

Item 10. Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: March 6, 1997


                          CONNOR, CLARK & COMPANY, LTD.

                          By:  /s/ David Carson
                               David Carson, Compliance Officer